EXHIBIT (12)

                     CENTRAL TELEPHONE COMPANY
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (In Millions)
                            (Unaudited)



                                           Three Months Ended
                                               March 31,
                                             1994        1993

Income (loss) before cumulative effect
of changes in accounting principles        $ 26.8     $ (28.9)
Income tax provision (benefit)               13.7       (20.5)

Subtotal                                     40.5       (49.4)

Fixed charges
Interest charges                              8.7        11.2
Interest factor of operating rents            1.8         1.8
Pre-tax cost of preferred stock
dividends of subsidiaries                     0.1         0.1

Total fixed charges                          10.6        13.1

Earnings (loss), as adjusted               $ 51.1     $ (36.3)

Ratio of earnings (loss) to fixed            4.82       (2.77)
charges



   (1) Earnings as computed for the ratio of earnings to fixed charges were inadequate to cover fixed charges for the three months ended March 31, 1993. The amount of the coverage deficiency was $49.4 million. Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $68.5 million recorded in first quarter 1993. In the absence of the merger, integration and restructuring costs, the ratio of earnings to fixed charges would have been 2.46 for first quarter 1993.

   NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) income (loss) before cumulative effect of changes in accounting principles, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest component of operating rents and the pretax cost of preferred stock dividends of subsidiaries.